APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Tipsy Cupcakes RVA LLC
Income Statement - unaudited
For the periods ended 12-31-20

	Current Period	Prior Period
	12-31-20	**12-31-19**
REVENUES		
Sales	$ 73,796.00	$ 54,380.00
Other Revenue	(3,655.00)	-
TOTAL REVENUES	**70,141.00**	**54,380.00**
COST OF GOODS SOLD		
Cost of Sales	19,901.00	5,897.00
Supplies		8,544.00
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	19,901.00	14,441.00
GROSS PROFIT (LOSS)	50,240.00	39,939.00
OPERATING EXPENSES		
Advertising and Promotion	800.00	852.00
Bank Service Charges	150.00	215.00
Business Licenses and Permits		-
Computer and Internet	2,281.00	5,897.00
Depreciation	-	4,350.00
Dues and Subscriptions	555.00	278.00
Insurance	792.00	396.00
Meals and Entertainment	2,295.00	478.00
Miscellaneous Expense	1,680.00	-
Office Supplies	5,138.00	961.00
Payroll Processing	-	-
Professional Services - Legal, Accounting		1,516.00
Occupancy	-	-
Rental Payments	29,280.00	14,520.00
Salaries	-	-
Payroll Taxes and Benefits	-	-
Travel		859.00
Utilities	5,008.00	3,210.00
Website Development		-
TOTAL OPERATING EXPENSES	47,979.00	33,532.00

OPERATING PROFIT (LOSS)	2,261.00	6,407.00
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ 2,261.00	$ 6,407.00

Tipsy Cupcakes RVA LLC
Balance Sheet - unaudited
For the period ended 12-31-20

	Current Period	Prior Period
	31-Dec-20	**31-Dec-19**
ASSETS		
Current Assets:		
Cash	$ -	$ -
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	-	-
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	-	-
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	5,000.00	-
Computer Equipment	800.00	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	5,800.00	-
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ 5,800.00	$ -
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-

Current Portion of Long-Term Debt		-	-
Total Current Liabilities		-	-
Long-Term Liabilities:			
Notes Payable		-	-
Mortgage Payable		-	-
Less: Current portion of Long-term debt		-	-
Total Long-Term Liabilities		-	-
EQUITY			
Capital Stock/Partner's Equity		5,800.00	-
Opening Retained Earnings		-	-
Dividends Paid/Owner's Draw		-	-
Net Income (Loss)		-	-
Total Equity		5,800.00	-
TOTAL LIABILITIES & EQUITY	$	**5,800.00**	$ -
Balance Sheet Check		-	-

Tipsy Cupcakes RVA
Income Statement - unaudited
For the periods ended 12-31-21

	Current Period	Prior Period
	31-Dec-21	**31-Dec-20**
REVENUES		
Sales	$ 89,397.37	$ 73,796.00
Other Revenue	763.45	(3,655.00)
TOTAL REVENUES	**90,160.82**	**70,141.00**
COST OF GOODS SOLD		
Cost of Sales	11,180.23	19,901.00
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	11,180.23	19,901.00
GROSS PROFIT (LOSS)	78,980.59	50,240.00
OPERATING EXPENSES		
Advertising and Promotion	13,884.78	800.00
Bank Service Charges	-	150.00
Business Licenses and Permits	-	-
Computer and Internet	-	2,281.00
Depreciation	-	-
Dues and Subscriptions	555.00	555.00
Insurance	667.47	792.00
Meals and Entertainment	6,340.71	2,295.00
Miscellaneous Expense	4,667.53	1,680.00
Office Supplies	1,285.07	5,138.00
Payroll Processing	-	-
Professional Services - Legal, Accounting	-	-
Occupancy	-	-
Rental Payments	29,280.00	29,280.00
Salaries	-	-
Payroll Taxes and Benefits	-	-
Travel	1,191.08	-
Utilities	4,180.85	5,008.00
Website Development	-	-
TOTAL OPERATING EXPENSES	62,052.49	47,979.00

OPERATING PROFIT (LOSS)	16,928.10	2,261.00
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ 16,928.10	$ 2,261.00

Tipsy Cupcakes RVA
Balance Sheet - unaudited
For the period ended 12-31-21

	Current Period	Current Period
	31-Dec-21	31-Dec-20
ASSETS		
Current Assets:		
Cash	$ -	$ -
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	-	-
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	-	-
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	5,000.00	5,000.00
Computer Equipment	800.00	800.00
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	5,800.00	5,800.00
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ 5,800.00	$ 5,800.00
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-

Current Portion of Long-Term Debt		-		-
Total Current Liabilities		-		-
Long-Term Liabilities:				
Notes Payable		-		-
Mortgage Payable		-		-
Less: Current portion of Long-term debt		-		-
Total Long-Term Liabilities		-		-
EQUITY				
Capital Stock/Partner's Equity		5,800.00		5,800.00
Opening Retained Earnings		-		-
Dividends Paid/Owner's Draw		-		-
Net Income (Loss)		-		-
Total Equity		5,800.00		5,800.00
TOTAL LIABILITIES & EQUITY	$	**5,800.00**	$	**5,800.00**

Balance Sheet Check   -

I, Charmesha Cousins, certify that:

1. The financial statements of Tipsy Cupcakes RVA LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Tipsy Cupcakes RVA LLC included in this Form reflects accurately the information reported on the tax return for Tipsy Cupcakes RVA LLC for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature *Charmesha Cousins*

Name: Charmesha Cousins

Title: Co-Owner